HUNTINGTON INSURANCE
ATTN: Vicky Dielman
37 W BROAD ST - 7TH FL
COLUMBUS, OH 43215

INSURED: CAPITOL SERIES TRUST
PRODUCT: *DFIBond*
POLICY NO: 82341176
TRANSACTION: ENDT

FEDERAL INSURANCE COMPANY
Endorsement No.: 16
Bond Number: 82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 14 in its entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 18, 2019.
ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 2, 2020

By ______________________
Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No: 17

Bond Number: 82341176

NAME OF ASSURED: CAPITOL SERIES TRUST

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

Capitol Series Trust

Alta Quality Growth Fund [effective 12/19/2018]

Canterbury Portfolio Thermostat Fund

Fuller & Thaler Behavioral Small-Cap Equity Fund [formerly Fuller & Thaler Behavioral Core Equity Fund]

Fuller & Thaler Behavioral Micro-Cap Equity Fund [A Shares, Investor Shares, Institutional Shares, R6 Shares effective 12/19/2018]

Fuller & Thaler Behavioral Mid-Cap Value Fund [Investor Shares, Institutional Shares, R6 Shares]

Fuller & Thaler Behavioral Mid-Cap Value Fund [A Shares and C Shares effective 12/19/2018]

Fuller & Thaler Behavioral Small-Cap Equity Fund [Investor Shares, Institutional Shares, R6 Shares

Fuller & Thaler Behavioral Small-Cap Equity Fund [A Shares and C Shares effective 12/19/2018]

Fuller & Thaler Behavioral Small-Cap Growth Fund

[Investor Shares, Institutional Shares, R6 Shares]

Fuller & Thaler Behavioral Small-Cap Growth Fund [A Shares and C Shares effective 12/19/2018]

Fuller & Thaler Behavioral Small-Mid Core Equity Fund [A Shares, Investor Shares, Institutional Shares, R6 Shares effective 12/19/2018]

Fuller & Thaler Behavioral Unconstrained Equity Fund [A Shares, Investor Shares, Institutional Shares, R6 Shares effective 12/19/2018]

Hedeker Strategic Appreciation Fund

Meritage Growth Equity Fund

Meritage Value Equity Fund

Meritage Yield-Focus Equity Fund

Preserver Alternative Opportunities Fund

Reynders McVeigh Core Equity Fund [effective 12/7/2018]

Guardian Dividend Growth Fund [effective 5/1/2019]

Cornerstone Capital Access Impact Fund [effective 10/01/2019]

Guardian Fundamental Global Equity Fund [effective 12/18/2019]

This Endorsement applies to loss discovered after 12:01 a.m. on December 18, 2019.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 2, 2020

By _____
Authorized Representative